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                               September 4, 2020

       Linda Bain
       Chief Financial Officer
       Codiak BioSciences, Inc.
       35 CambridgePark Drive, Suite 500
       Cambridge, MA 02140

                                                        Re: Codiak BioSciences,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August 6,
2020
                                                            CIK 0001659352

       Dear Ms. Bain:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Overview, page 1

   1. Please expand your summary to disclose that there are currently no approved exosome-
                                                        based products.
       Our programs, page 3

   2. Please adjust your chart here and on page 135 to ensure that all text is legible, including notes at the bottom.
   3. It appears that a number of product candidates included in your table are dependent on agreements not filed as
exhibits, including agreements with The Ragon Institute of MGH,
 Linda Bain
FirstName  LastNameLinda
Codiak BioSciences,  Inc. Bain
Comapany 4,
September  NameCodiak
              2020       BioSciences, Inc.
September
Page 2     4, 2020 Page 2
FirstName LastName
         MIT, Harvard and Dr. Schreiber at Washington University. Please file them as exhibits or explain the basis for your belief they are not required.
4. We note the references to "3 Targets" and "5 Targets" in your pipeline table. The pipeline table should be limited to current material product candidates. Please remove items that have not yet been identified and are not currently material. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical accounting policies and significant judgments and estimates Determination of fair value of common stock, page 128

5. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
Our engEx Platform, page 140

6. We note your use of phrase such as "potency" to describe certain preclinical observations.
         As safety and efficacy determinations are solely within the FDA's authority and they continue to be evaluated throughout all phases of clinical trials, please remove these and any similar references. Where you deem appropriate, you may present objective data resulting from your trials without including conclusions related to efficacy (without making declaration regarding efficacy).


7. We note that you have patent applications pending in certain "major markets and countries of commercial relevance." To the extent material, please identify such markets and countries and disclose with greater specificity the status of those applications.
Scientific Collaborations, page 174

8. We note that you have entered into certain Sponsored Collaboration Research Agreements
         "to develop an exoVACC vaccine candidate for SARS-CoV-2." Please expand your disclosure to discuss the status of these programs..
General

9. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Vanessa Robertson at (202) 551-3649 or Brian Cascio at
(202) 551-
3676 if you have questions regarding comments on the financial statements and related
 Linda Bain
Codiak BioSciences, Inc.
September 4, 2020
Page 3

matters. Please contact Courtney Lindsay at (202) 551-7237 or Suzanne Hayes at
(202) 551-
3675 with any other questions.



FirstName LastNameLinda Bain                             Sincerely,
Comapany NameCodiak BioSciences, Inc.
                                                         Division of
Corporation Finance
September 4, 2020 Page 3                                 Office of Life
Sciences
FirstName LastName